FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

6 January 2005

PREMIER FARNELL PLC

PREMIER FARNELL PLC

(Translation of registrant’s name in English)

Armley Road, Leeds, West Yorkshire LS12 2QQ, England
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-........

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

	By:	STEVEN JOHN WEBB

Steven John Webb
Group Company Secretary and General Counsel
Date: 6 January 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company
PREMIER FARNELL PLC

2.	Name of shareholder having a major interest
AXA SA AND ITS GROUP COMPANIES

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

BENEFICIAL AND NON-BENEFICIAL

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
	HSBC GLOBAL CUSTODY NOMINEE (UK) LIMITED	8,987,052
	AXA FRANCE (REGISTERED HOLDER NOT DISCLOSED)	7,910
	AXA ROYALE BELGE (REGISTERED HOLDER NOT DISCLOSED)	265,975
	AXA BELGIUM (REGISTERED HOLDER NOT DISCLOSED)	287,564
	AXA SUN LIFE PLC	3,234,969
	BNY (OCS) NOMINEES LIMITED	105,420
	CHASE NOMINEES LIMITED A/C 13067	300,000
	CHASE NOMINEES LIMITED A/C BT01C	1,200,000
	CHASE NOMINEES LIMITED A/C 00994	727,365
	SUN LIFE INTERNATIONAL	750,000
	AXA COLONIA KONZERN (REGISTERED
	HOLDER NOT DISCLOSED)	160,462
	AXA FINANCIAL INC	54,983

5.	Number of shares/amount of stock acquired
NOT DISCLOSED

6.	Percentage of issued class
NOT DISCLOSED

7.	Number of shares/amount of stock disposed
NOT DISCLOSED

8.	Percentage of issued class
NOT DISCLOSED

9.	Class of security
ORDINARY SHARES OF 5P EACH

10.	Date of transaction
NOT DISCLOSED

11.	Date company informed
5 JANUARY 2005

12.	Total holding following this notification
16,081,700

13.	Total percentage holding of issued class following this notification
4.4%

14.	Any additional information

15.	Name of contact and telephone number for queries
STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL. 0113 387 5277

16.	Name and signature of authorised company official responsible for making this notification
STEVEN WEBB
COMPANY SECRETARY

Date of notification:  6 JANUARY 2005